Exhibit 99.2

STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES OF

SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES OF

SHYRIS SHIPPING COMPANY S.A.

(Pursuant to Section 35 of the Business Corporations Act of the Republic of the Marshall Islands)

The undersigned, Georgios Saroglou, and Athanasios Korvesis, do hereby certify:

1. That they are the duly elected and acting President and Secretary, respectively, of Shyris Shipping Company S.A., a Marshall Islands corporation (the “Company”).

2. That pursuant to the authority conferred by the Company’s Articles of Incorporation, the Board on September 23, 2019 adopted the following resolution authorizing the creation, designation and issuance of a series of preferred stock with the relative rights, preferences and privileges as stated below, with the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, as follows.

Section 1. Designation and Amount: Securities Depository.

(a) Designation Amount. There shall be created out of its authorized, unissued and undesignated Preferred Shares authorized to be issued pursuant to the Articles of Incorporation, a series of Preferred Shares, designated as the “Series B Cumulative Redeemable Perpetual Preferred Shares,” par value US$0.001 per share (the “Series B Preferred Shares”). The number of authorized Series B Preferred Shares shall initially be 3,500,000, which number the Board may from time to time decrease (but not below the number of shares then outstanding), or, with the consent of the Holders as required pursuant to this Statement of Designation, increase. Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share, except as to the respective dates that any such Series B Preferred Shares are issued, including the date from which dividends or the Agency Fee may begin accruing on such Series B Preferred Shares and any changes in the Series B Liquidation Preference resulting therefrom.

(b) Securities Depository. The Series B Preferred Shares will be represented by one or more certificates registered in the name of the Holder, or if mutually agreed by the Company and the Holder, all or a portion of the Series B Preferred Shares may be issued in book-entry form or a single certificate registered in the name of the Securities Depository or its nominee. If and so long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Company to Holders of the Series B Preferred Shares represented by a certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.

Section 2. Dividends and Distributions.

(a) Dividends. Dividends on each Series B Preferred Share shall be cumulative and shall accrue (whether or not earned or declared, whether or not there are funds legally available for the payment thereof, whether the Company has any earnings or net profits, and whether or not restricted by the terms of any of the Company’s indebtedness outstanding at any time) at a rate equal to 7.50% per annum of the Deemed Purchase Price per share, subject to adjustment pursuant to Section 2(c) hereof (the “Dividend Rate”), from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares until such time as the Company pays the dividend in cash or redeems the shares in full in accordance with Section 6 below. Holders shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company in accordance with this Statement of Designation, shall be paid in cash semi-annually on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period (if the dividend is paid in full on such next Dividend Payment Date). If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day, and with the accumulation of additional dividends or interest at the Dividend Rate. Dividends on the Series B Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months. Dividends that are required by the terms of this Statement of Designation to be paid in cash shall be paid in cash unless prohibited by applicable law.

(b) Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Company shall pay those dividends, if any, on the Series B Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Company maintained by the Company or the applicable Registrar and Transfer Agent on the applicable record date. The record date for any dividend payment shall be three Business Days immediately preceding the applicable Dividend Payment Date. No dividend shall be declared or paid or set apart for payment on any Junior Securities for so long as there are any Series B Preferred Shares issued and outstanding. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series B Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series B Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest such date. If less than all dividends payable with respect to all Series B Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series B Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. For the avoidance of doubt, dividend payments that are in arrears on the Series B Preferred Shares shall continue to accrue dividends at the Dividend Rate, and the Agency Fee is not a dividend. So long as the Series B Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

(c) Dividend Rate Adjustment. If for any taxable year ending after the Series G Discretionary Redemption Percentage has been increased to 49.9%, the Company is obligated to pay U.S. transportation tax under Section 887 of the U.S. Internal Revenue Code of 1986, as amended, as a result of failing to qualify for the 883 Exemption for such tax year, and Parent has provided the Company with a signed certification of ownership satisfying the requirements of U.S. Treasury Regulation Section 1.883-4, which certificate is and remains valid for such taxable year, then the Dividend Rate applicable for the twelve-month period (the “Subsequent Period”) immediately succeeding the final determination of the amount of such tax obligation (the “US Tax Liability”) shall be reduced by an amount such that the aggregate amount of dividends payable by the Company on the Series B Preferred Shares during such Subsequent Period is reduced by an amount equal to 50% of such US Tax Liability (the “Dividend Rate Adjustment”). The foregoing Dividend Rate Adjustment shall not apply during any period (1) after the issuance of Series B Preferred Shares pursuant to Section 6(a)(ii)(C) of the Parent Series G Certificate of Designations and (2) prior to the redemption of all such Series B Preferred Shares by the Company, if for the relevant taxable year US Tax Liability would not have been imposed but for the issuance of such Series B Preferred Shares.

Section 3. Voting Rights.

(a) General. The Series B Preferred Shares shall have no voting rights except as set forth in this Section 3 or as otherwise provided by the BCA, or applicable law.

(b) Right to Elect Director. In the event that six semi-annual dividends, whether consecutive or not, payable on the Series B Preferred Shares are in arrears, the Holders shall have the right, voting separately as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one member of the Board, and the size of the Board shall be increased as needed to accommodate such change (unless the size of the Board already has been increased by reason of the election of one director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series B Preferred Shares vote as a class for the election of such director). The right of such Holders to elect one member of the Board shall continue until such time as all dividends accumulated and in arrears on the Series B Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six semi-annual dividends with respect to the Series B Preferred Shares as described above in this Section 3(b). Upon any termination of the right of the Holders and, if applicable, any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such Holders and the holders of any such Parity Securities voting as a class shall terminate immediately. Any director elected by the Holders and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board. A person elected as a director pursuant to the foregoing provisions of this Section 3 shall be removed only by a resolution of the Holders, provided that where the holders of any Parity Securities voted together with the Holders as a class on the resolution for the election of the said person as a director, the holders of such Parity Securities shall also be entitled to vote together with the Holders as a class on any resolution for the removal of such director.

(c) Other Voting Rights. Unless the Company shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series B Preferred Shares (not to be unreasonably withheld), voting as a single class, the Company shall not:

(1) Adopt any amendment to the Articles of Incorporation or Bylaws (including by merger, consolidation or otherwise) that materially or adversely changes, alters or affects the preferences, powers or rights of the Series B Preferred Shares in any respect. For the avoidance of doubt, the following is a non-exclusive list of matters which shall be deemed to adversely affect the preferences, powers or rights of the Series B Preferred Shares: (i) any reduction of the distribution or the Agency Fee payable on the Series B Preferred Shares; any change in form of payment of dividends or the Agency Fee on the Series B Preferred Shares; any deferral of the date on which dividends or the Agency Fee on the Series B Preferred Shares will accrue; any cancellation of accrued and unpaid distributions on the Series B Preferred Shares or any interest accrued thereon (including any accrued and unpaid dividends) or on the Agency Fee; or any change in the seniority or priority rights of the Holders; (ii) any reduction of the amount payable; any change in the form of payment to the Holders upon the voluntary or involuntary liquidation, dissolution or winding up, or sale of all or substantially all of the assets, of the Company; or any change in the seniority of the Series B Liquidation Preference; and (iii) making the Series B Preferred Shares redeemable at the option of the Company, other than as set forth herein, or making the Series B Preferred Shares exchangeable or convertible into another security (including by way of merger).

(2) Adopt any amendment to this Statement of Designation.

(3) Merge or consolidate with any Person.

(4) Create or issue any Parity Securities (including Series B Preferred Shares) or Senior Securities, except that the Company may issue (but not reissue) all authorized Series B Preferred Shares to the Holder or its Affiliates.

(5) Issue any Junior Securities to the extent such issuance would result in Parent, directly or indirectly through one or more wholly-owned subsidiaries, owning less than 50.1% of the issued and outstanding Common Shares of the Company, other than pursuant to a pledge pursuant to the Senior Loan Agreements.

(6) Split, combine, reverse split or undertake a similar action with respect to the Series B Preferred Shares.

(7) Nor shall it permit any subsidiary of the Company to, incur or assume or guarantee any indebtedness, guarantee obligation or similar event (even intra group), or pledge, transfer or sell shares of any subsidiary of the Company (whether directly, by merger or otherwise), in each case except pursuant to the Senior Loan Agreements.

(8) Permit any shareholder to pledge shares of the Company other than pursuant to the Senior Loan Agreements.

(9) Conduct any business other than directly or indirectly owning, operating, financing, managing, chartering and selling the Vessels, whether directly or indirectly through subsidiaries, and the Company will not acquire, own, hold, lease, operate or manage any assets other than the Vessels or subsidiaries owning the Vessels.

(10) Redeem, repurchase or otherwise acquire any shares or other securities of the Company, other than Series B Preferred Shares.

(11) Permit Parent to transfer Common Shares to the extent such transfer would result in Parent, directly or indirectly through one or more wholly-owned subsidiaries, owning less than 50.1% of the issued and outstanding Common Shares of the Company, other than pursuant to a pledge pursuant to the Senior Loan Agreements.

(12) And shall not permit any of its subsidiaries to: (a) file a voluntary petition in bankruptcy on behalf of the Company or a subsidiary of the Company; (b) consent to the filing of any involuntary petition in bankruptcy against the Company or a subsidiary of the Company; (c) file any petition seeking, or consenting to, the reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency; (d) consent to the appointment of a receiver, liquidator, trustee or other similar official of the Company or a substantial part of its property or a subsidiary or a substantial part of its property; or (e) dissolve, terminate or wind up the Company or a subsidiary of the Company; provided, however, that if the Holders receive from the Board for and on behalf of the Company certification that the Company has received a written report, from a major accounting or financial advisory firm, that the Company cannot, or that there are substantial doubts regarding its ability to, continue as a “going concern” or that its liabilities exceeds the market value of its assets, then no affirmative vote or consent of the Holders is required for any of the actions contained in clauses (a) - (e). This clause (12) shall not apply (a) at any time after the fourth anniversary of the date of the original filing of this Statement of Designation with the Marshall Islands Registrar of Corporations, or (b) at any time after the sum of the following amounts, in each case since the original filing date of this Statement of Designation, equals or exceeds US$35 million: (i) the aggregate amount of dividend payments actually received on all Series B Preferred Shares and Series G Redeemable Convertible Perpetual Preferred Shares of Parent, plus (ii) the aggregate amount of all cash redemption payments made for Series B Preferred Shares and Series G Redeemable Convertible Perpetual Preferred Shares of Parent, plus (iii) the dollar amount of all common shares of the Parent issued upon conversion of Series G Redeemable Convertible Perpetual Preferred Shares of Parent, with such common shares of Parent valued at the closing price of the common shares on the date of conversion reported by the New York Stock Exchange (or other securities exchange on which the common shares of Parent are then listed).

(d) Voting Power. For any matter described in this Section 3 in which the Holders are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series B Preferred Share. Any Series B Preferred Shares held by the Company or any of its subsidiaries or Affiliates shall not be entitled to vote and shall not be deemed outstanding for purposes of determining the number of shares of Series B Preferred Shares entitled to vote.

Section 4. Reacquired Shares. Any Series B Preferred Shares may be purchased, redeemed (subject to Section 6 hereof), or otherwise acquired by the Company in any manner whatsoever. Any such purchased, redeemed or otherwise acquired Series B Preferred Shares shall be retired and canceled after the acquisition thereof. All such shares shall become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board.

Section 5. Liquidation Rights.

(a) Liquidation Event. Upon the occurrence of any Liquidation Event, Holders shall be entitled to receive out of the assets of the Company or proceeds thereof, whether from capital, surplus or earnings, (i) after satisfaction of all liabilities, if any, to creditors of the Company, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event, and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to the Series B Liquidation Preference per share. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the

Holders or holders of any Parity Securities, and (y) the Holders shall be entitled to the Series B Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders shall not be entitled to any other amounts from the Company, in their capacity as Holders, after they have received the full Series B Liquidation Preference. The payment of the Series B Liquidation Preference shall be a payment in redemption of the Series B Preferred Shares such that, from and after payment of the full Series B Liquidation Preference, any such Series B Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b) Partial Payment. If, in the event of any distribution or payment described in Section 5(a) above where the Company’s assets available for distribution to holders of the outstanding Series B Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series B Preferred Shares and Parity Securities, the Company’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Company shall be distributed among the Series B Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders receive a partial payment of their Series B Liquidation Preference, such partial payment shall reduce the Series B Liquidation Preference of their Series B Preferred Shares, but only to the extent of such amount paid.

(c) Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series B Preferred Shares and any Parity Securities, the Company’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

Section 6. (a) Redemption. The Company shall have the right at any time:

(i) on or after the first anniversary of the Initial Issuance Date to redeem the Series B Preferred Shares, in whole or in part, from any source of funds legally available for such purpose;

(ii) after the Initial Issuance Date, to redeem Series B Preferred Shares with (1) Free Cash Available for Distribution or (2) proceeds or other monies received due to events outside of the Company’s or the relevant subsidiary’s control, such as (A) insurance proceeds from the loss of a vessel (including a Vessel) (but excluding insurance proceeds to repair damages to a vessel) owned, directly or indirectly by the Company or any subsidiary, (B) proceeds from, relating to or due to the termination or cancellation of any charter or management agreement on any vessel (including a Vessel) owned, directly or indirectly by the Company or any subsidiary (other than due to the action or inaction of the Company or any subsidiary of the Company), or (C) a similar transaction or proceeds; and

(iii) after the Initial Issuance Date, to redeem such amount of the outstanding Series B Preferred Shares that the Company reasonably determines is necessary in order for the Company to comply with the 883 Limitation at such time and qualify for the exemption from taxation provided by Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “883 Exemption”).

Any such redemption shall occur on a date set by the Company (the “Redemption Date”).

(b) Redemption Price. The Company shall effect any such redemption by paying cash for each Series B Preferred Share to be redeemed equal to the applicable Series B Redemption Price for such share on such Redemption Date (the “Redemption Price”).

(c) Redemption Notice. The Company shall give notice of any redemption by mail, postage prepaid, not less than 10 days and not more than 60 days before the scheduled Redemption Date, to the Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Shares to be redeemed as such Holders’ names appear on the Company’s stock transfer books maintained by Company or the applicable Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series B Preferred Shares to be redeemed and, if less than all outstanding Series B Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series B Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends and the Agency Fee on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(d) Effect of Redemption; Partial Redemption. If the Company elects to redeem fewer than all of the outstanding Series B Preferred Shares, the number of shares to be redeemed shall be determined by the Company, and such shares shall be redeemed pro rata or by lot or by any other equitable method as the Securities Depository or the Company, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series B Preferred Shares shall be allocated correspondingly among the redeemed Series B Preferred Shares. The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(e) Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit funds sufficient to redeem the Series B Preferred Shares as to which such Redemption Notice shall have been given no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series B Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends and Agency Fee on such Series B Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on the Company’s stock transfer books maintained by the Company or the applicable Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of Series B Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request after which repayment the Holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series B Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the Paying Agent or in an applicable bank account for use.

(f) Certificate. Any Series B Preferred Shares that are redeemed or otherwise acquired by the Company, if deemed cancelled by the Company, shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series B Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series B Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(g) Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series B Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Company shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares, unless otherwise approved in writing in advance by the Holders of all Series B Preferred Shares then issued and outstanding. The Company shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series B Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment. If the Company is required to redeem any Series B Preferred Shares, then the Company will take all reasonable action within its means to maximize the assets available for redeeming such Series B Preferred Shares and will use all such assets available therefor (and any additional assets that from time to time become available).

(h) Mandatory Redemption upon Sale of Vessel. If the Company or any of its subsidiaries, directly or indirectly, sells or otherwise voluntarily disposes (whether directly, by merger, or otherwise) one or more vessels (including a Vessel) or a stake in any vessel owning company (or a transaction with the same or a similar effect as any of the foregoing), or causes (through action or inaction) a vessel to be damaged or a charter or management agreement relating to any vessel) to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom shall be used to redeem Series B Preferred Shares pursuant to Section 6(b)-(g).

Section 7. Rank. The Series B Preferred Shares shall be deemed to rank:

(a) Senior. Senior to (i) all classes of Common Shares and (ii) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it is made junior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Common Shares as “Junior Securities”);

(b) Parity. On a parity with (i) the Series B Preferred Shares (including any additional Series B Preferred Shares issued after the Original Issue Date); and (ii) any class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c) Junior. Junior to (i) all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and (ii) any class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

Section 8. Definitions. As used herein with respect to the Series B Preferred Shares:

(a)

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(b)	“Agency Fee” has the meaning set forth in Section 18 of this Statement of Designation.

(c)

“Articles of Incorporation” means the articles of incorporation of the Company, as they may be amended from time to time consistent with this Statement of Designation, and shall include this Statement of Designation.

(d)	“BCA” means the Marshall Islands Business Corporations Act, as amended from time to time.

(e)	“Board” means the board of directors of the Company or any authorized committee thereof.

(f)

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

(g)	“Bylaws” means the Bylaws of the Company, as they may be amended from time to time.

(h)	“Common Shares” means the common shares of the Company, par value US$0.001 per share, and any other outstanding class of common shares of the Company.

(i)	“Company” has the meaning set forth in the introductory paragraph of this Statement of Designation.

(j)	“Deemed Purchase Price” means US$10.00 per share, subject to adjustment in the event of a stock split, share combinations, stock dividend or similar event applicable to the Series B Preferred Shares.

(k)	“Dividend Payment Date” means each March 1 and September 1 of each year.

(l)

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date.

(m)	“Dividend Rate” has the meaning set forth in Section 2(a) of this Statement of Designation.

(n)	“Dividend Rate Adjustment” has the meaning set forth in Section 2(c) of this Statement of Designation.

(o)

“Free Cash Available for Distribution” means the Company’s consolidated operating cash flow less any amounts required to pay cash expenses and capital expenditures, service debt and maintain reserves for drydockings, surveys and other purposes as the Board may from time to time determine.

(p)	“Holder” means the Person in whose name the Series B Preferred Shares are registered on the stock register of the Company maintained by the Company or, if applicable, the Registrar and Transfer Agent.

(q)

“Initial Issuance Date” means the earlier of (x) the earlier of (i) the date on which the last of the Vessels is delivered from the relevant shipyard and (ii) February 1, 2021 and (y) the date Series B Preferred Shares are first issued by the Company.

(r)	“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

(s)

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Company nor the consolidation, amalgamation or merger of the Company with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

(t)

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 5(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Company, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Company available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Company so provide). For avoidance of doubt, for the foregoing purposes the Series B Liquidation Preference is the Liquidation Preference with respect to the Series B Preferred Shares.

(u)	“Original Issue Date” means the date a Series B Preferred Share is first issued.

(v)	“Parent” means Tsakos Energy Navigation Limited, a Bermuda company, or its successor and assigns.

(w)	“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

(x)

“Paying Agent” means either the Company or Computershare Inc., acting in its capacity as paying agent for the Series B Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Company.

(y)	“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

(z)

“Preferred Shares” means any of the Company’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, over shares of the Common Shares, including, without limitation, the Series B Preferred Shares.

(aa)	“Redemption Date” has the meaning set forth in Section 6(a) of this Statement of Designation.

(bb)	“Redemption Notice” has the meaning set forth in Section 6(c) of this Statement of Designation.

(cc)	“Redemption Price” has the meaning set forth in Section 6(b) of this Statement of Designation.

(dd)	“Registrar” means Computershare Inc., acting in its capacity as registrar for the Series B Preferred Shares, and its successors and assigns or any other registrar appointed by the Company.

(ee)	“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Company.

(ff)

“Senior Loan Agreements” means (i) that certain loan agreement dated July 12, 2019 between Parent as borrower and National Australia Bank Limited as lender relating to pre- and post-facilities of up to US$56,351,760, (ii) that certain term loan facility dated August 7, 2019 among Parent as borrower, Zeus Shipping Company Ltd as guarantor, and KfW Ipex-Bank GmbH as original lender of up to US$54,386,720, and (iii) that certain term loan facility dated December 6, 2018 among Prosale Navigation S.A. and Hermes Shipping Company Ltd as joint and several borrowers, Parent as parent guarantor, The Korea Development Bank as mandated lead arranger, The Korea Development Bank as facility agent, The Korea Development Bank as security agent and The Korea Development Bank, London Branch as account bank relating to pre- and post-deliver loan facility of up to US$82,752,000.

(gg)	“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

(hh)

“Series B Liquidation Preference” means a Liquidation Preference for each Series B Preferred Share initially equal to the Series B Liquidation Preference Amount, which Liquidation Preference shall be subject to (i) increase by the per share amount of any accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not such dividends shall have been declared) and (ii) decrease upon a distribution in connection with a Liquidation Event described in Section 5 of this Statement of Designation, which does not result in payment in full of the Liquidation Preference of such Series B Preferred Share.

(ii)	“Series B Liquidation Preference Amount” means the Deemed Purchase Price per share.

(jj)	“Series B Preferred Shares” has the meaning set forth in Section 1(a) of this Statement of Designation.

(kk)	“Series B Redemption Percentage” means, (A) for a redemption pursuant to Section 6(a)(i) or Section 6(h) of this Statement of Designation, if the Redemption Date is:

a.	on or after the Initial Issuance Date, but prior to the first anniversary date of the Initial Issuance Date, 112.5%;

b.	on or after the first anniversary of the Initial Issuance Date, but prior to the fourth anniversary date of the Initial Issuance Date, 110%;

c.	on or after the fourth anniversary date of the Initial Issuance Date, but prior to the fifth anniversary date of the Initial Issuance Date, 105%; and

d.	on or after the fifth anniversary date of the Initial Issuance Date, 100%;

or (B) for a redemption pursuant to Section 6(a)(ii) or 6(a)(iii) of this Statement of Designation, 100%.

(ll)

“Series B Redemption Price” means, per Series B Preferred Share, (i) the Deemed Purchase Price multiplied by the Series B Redemption Percentage, (ii) plus accrued but unpaid dividends and (iii) less a distribution in connection with a Liquidation Event described in Section 5 of this Statement of Designation which does not result in payment in full of the Liquidation Preference of such Series B Preferred Share.

(mm)

“Series G Discretionary Redemption Percentage” means the Discretionary Redemption Percentage as such term is defined in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares of Parent dated September 25, 2019, as it may be amended from time to time (the “Parent Series G Certificate of Designations”).

(nn)

“Statement of Designation” means this Statement of Designation relating to the Series B Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation, the Bylaws and the BCA.

(oo)	“Subsequent Period” has the meaning set forth in Section 2(c) of this Statement of Designation.

(pp)

“Transfer Agent” means Computershare Trust Company, N.A., acting in its capacity as transfer agent for the Series B Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Company.

(qq)	“US Tax Liability” has the meaning set forth in Section 2(c) of this Statement of Designation.

(rr)

“Vessel” means each of (i) MEDITERRANEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857858, (ii) CARIBBEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857860, (iii) H.N. 8041 (or any successor name to the same ship), with IMO No. 9878890, and (iv) H.N. 8042 (or any successor name to the same ship), with IMO No. 9878905.

(ss)	“883 Exemption” has the meaning set forth in Section 6(a)(iii) of this Statement of Designation.

(tt)	“883 Limitation” means an amount that equals 49.9% of the fair market value of all outstanding shares of the Company, at any given time.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for share splits, share combinations, share dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

Section 9. Fractional Shares. No Series B Preferred Shares may be issued or redeemed in fractions of a share.

Section 10. No Sinking Fund. The Series B Preferred Shares shall not have the benefit of any sinking fund.

Section 11. Record Holders. To the fullest extent permitted by applicable law, the Company, the Registrar, the Transfer Agent and the Paying Agent may deem and treat any Holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Company nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

Section 12. Notices. All notices or communications in respect of the Series B Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

Section 13. Transfer. No Holder may transfer any Series B Preferred Shares without the prior written consent of Parent, which consent shall not be unreasonably withheld. The previous sentence shall not apply once an event of default has occurred under any indebtedness or similar obligation of Parent, the Company or any one or more of their subsidiaries; provided that, no Holder shall transfer Series B Preferred Shares to a competitor of Parent. A “competitor of Parent” means any independent owner or operator of crude oil, petroleum product or LNG tankers and its affiliates, provided that a “competitor of Parent” shall not include any financial investor or private equity fund, hedge fund or similar investor (excluding any such investor or fund whose principal business is engaging in maritime shipping) regardless of the assets that they may own. The Company shall promptly inform each Holder when an event of default has occurred under any indebtedness or similar obligation of Parent, the Company or any one or more of their subsidiaries, and when such event of default has ceased.

Section 14. No Impairment. The Company shall not, by amendment of this Statement of Designation, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Statement of Designation by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this Statement of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the redemption, voting, dividend and other rights of the Holders against impairment.

Section 15. Taxes. The Company shall pay any and all issue, stamp and other taxes that may be payable in respect of any issuance of Series B Preferred Shares. The Company shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any Series B Preferred Shares.

Section 16. Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Series B Preferred Share certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Series B Preferred Share certificate(s), if any, the Company shall execute and deliver new Series B Preferred Share certificate(s) of like tenor and date.

Section 17. Maturity. The Series B Preferred Shares shall be perpetual, unless redeemed in accordance with this Statement of Designation.

Section 18. Agency Fee. The Company shall pay each Holder as such Holders’ names appear on the stock transfer books of the Company maintained by the Company or the applicable Registrar and Transfer Agent on each twelve-month anniversary of the Initial Issuance Date (to holders of record as of the next preceding Business Day) an agency fee in cash at a rate equal to 0.25% per annum of the Deemed Purchase Price per share of each Series B Preferred Share (the “Agency Fee”) and the pro rata portion of any accrued but unpaid Agency Fee shall be paid to the Holder upon redemption of Series B Preferred Shares pursuant to Section 6 of this Statement of Designation or upon a Liquidation Event. The Agency Fee shall be paid in cash unless prohibited by applicable law, without regard to the availability of funds.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned, being duly authorized thereto, does hereby affirm that this Statement of Designation is the act and deed of the Company and that the facts herein stated are true, and accordingly has hereunto set his or her hand on September 25, 2019.

/s/ Georgios Saroglou
Name: Georgios Saroglou
Title: President

/s/ Athanasios Korvesis
Name: Athanasios Korvesis
Title: Secretary